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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2007 WASHINGTON DC SECTION

SEC FILE NUMBER
8-45721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dublind Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sound Shore Dr.
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nestor Olivier 203-869-5444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chaifetz & Schreiber, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

21 Harbor Park Drive N., (Address) Port Washington, (City) N.Y. (State) 11050 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nestor Olivier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dublind Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUBLIND SECURITIES, INC.

TABLE OF CONTENTS

CS CHAIFETZ & SCHREIBER, P.C.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Dublind Securities, Inc.
Greenwich, Connecticut 06830

Gentlemen:

We have audited the accompanying statement of financial condition of Dublind Securities, Inc. as at December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dublind Securities, Inc. at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8, schedule of computation of net capital under rule 15c3-1of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chaifetz & Schreiber, P.C.

February 27, 2007

DUBLIND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS:	
Cash	$ 12,473
Due from related party	3,400
Total current assets	$ 15,873
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accrued professional fees	$ 1,573
Accrued taxes	650
Total current liabilities	2,223
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 par value; 150 shares authorized, 150 shares issued	150
Additional paid-in capital	82,377
Deficit	(68,877)
Total stockholders' equity	13,650
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,873

The accompanying notes are an integral part of these financial statements.

DUBLIND SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME:	$ -
EXPENSES:	
Consulting fees	750
Professional fees	6,073
Regulatory fees	1,782
Bank charges	395
Total	9,000
LOSS BEFORE INCOME TAXES	(9,000)
PROVISION FOR INCOME TAXES	550
NET LOSS	$ (9,550)

The accompanying notes are an integral part of these financial statements.

DUBLIND SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock $1.00 Par Value		Additional Paid-in		Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
BALANCE - JANUARY 1, 2006	150	$150	$72,377	$ (59,327)	$13,200
Net loss	-	-	10,000	(9,550)	450
BALANCE - DECEMBER 31, 2006	150	$150	$82,377	$ (68,877)	$ 13,650

The accompanying notes are an integral part of these financial statements.

DUBLIND SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (9,550)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in due from related party	24,184
Decrease in accrued professional fees	(8,926)
Decrease in accrued regulatory fees	(3,245)
Total adjustments	12,013
Net cash provided by operating activities	2,463
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	10,000
NET INCREASE IN CASH	12,463
CASH - JANUARY 1, 2006	10
CASH - DECEMBER 31, 2006	$ 12,473

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for:	
Income taxes	$ 552
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

General - Dublind Securities, Inc. (the "Company") was incorporated on July 2, 1993 to provide financial, investment banking and other business advisory services to third parties. The Company's principal office is located in Greenwich, Connecticut. In November 1993, the Company received authorization by the NASD to conduct business as a registered broker-dealer.

During 2006, the Company was notified by the State of California, the District of Columbia and the Pennsylvania Securities Commission that due to nonpayment of regulatory fees the Company's license was either revoked or not renewed. Subsequent to the receipt of these notifications the Company satisfied all past due fees and has reapplied for reinstatement of its respective licenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Revenue is recognized as earned. The earnings process is completed and fees are recorded when all aspects of a proposed transaction are satisfied.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Income Taxes - The Company has elected S corporation status for federal and state income tax purposes and, accordingly, profits and losses of the Company are reportable on the tax returns of its stockholders. Earnings subsequent to the election may be withdrawn by the stockholders without any further federal or state tax consequences to them. The Company uses the cash method of accounting for tax reporting purposes and the accrual method for financial reporting purposes. At December 31, 2006, there were no material differences between the cash and accrual methods. At December 31, 2006, the Company has available net operating loss carryforwards for New York State purposes of approximately $85,000, which expire through the year 2027. The deferred tax benefit attributable to the carryforwards has been offset by a full valuation allowance as ultimate realizability of the benefit is uncertain.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $10,250, which was $5,250 in excess of its required net capital.

4. RELATED PARTY TRANSACTIONS

Dublind Partners, Inc., a related entity, may render management services to the Company. However, no such services were rendered for the year ended December 31, 2006. The Company paid consulting fees to one of its officers for services rendered which for the year ended December 31, 2006 was $750.

5. CAPITAL STRUCTURE

The Company has 150 shares of $1 par value common stock issued and outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors.



SUPPLEMENTARY INFORMATION

DUBLIND SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

TOTAL STOCKHOLDERS' EQUITY	$ 13,650
Less: Non allowable assets from the statement of financial condition - Due from related party	3,400
NET CAPITAL	$ 10,250
Aggregate indebtedness	$ 2,223
Ratio of aggregate indebtedness to net capital	.22:1
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 5,250

There were no material differences between the computation for determination of net capital as required under Rule 15c3-1 included in this report, and the computation included with the Company's amended unaudited FOCUS report as at December 31, 2006.

See Independent Auditors' Report.

CS CHAIFETZ & SCHREIBER, P.C.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

To the Stockholders
Dublind Securities, Inc.
Greenwich, Connecticut 06830

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Dublind Securities, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the ex emptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a Company the size of Dublind Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chaifetz & Schreiber, P.C.

Port Washington, New York
February 27, 2007

